Exhibit 4.26

CONSULTING AMENDING AGREEMENT

THIS AGREEMENT made as of Jan 27, 2022

BETWEEN:

Stephen Haworth, of the State of Pennsylvania (hereinafter referred to as the "Consultant")

OF THE FIRST PART,

- and -

XORTX Therapeutics Inc., a corporation incorporated under the laws of British Columbia, Canada (hereinafter referred to as the
"Corporation")

OF THE SECOND PART.

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements contained herein, the parties hereto agree as follows:

WHEREAS the Corporation and the Consultant (collectively, the "Parties") entered into an Independent Contractor Agreement dated July 1, 2021 (the "Original Agreement");

AND WHEREAS the Parties wish to amend the Original Agreement and to continue the engagement of the Contractor with the Company on the terms and conditions set out in the Original Agreement, as amended by this Consulting Amending Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants herein contained, and other good and valuable consideration, the Parties hereby covenant and agree as follows:

1.	Term of Agreement

Section 1.02 is replaced entirely with the following language:

The provision of services by the Consultant to the Corporation hereunder shall commence on November 1, 2021 and shall continue for a period of 12 months and supersedes any prior agreements and will terminate on October 31, 2022, subject to earlier termination of this Agreement as set forth in Article Five herein.

2.	Change in Fee

Section 2.01 is replaced entirely with the following language:

The Corporation shall pay to the Consultant for the services provided under this Agreement a rate of:

- $18,750 USD per month to devote 100% of their efforts on behalf of XORTX Therapeutics Inc.

- and will be eligible for an additional payment of up to 30% of the total of the contract at the time of the grant of the payment, subject to the discretion of the compensation committee.

3.	Law and Jurisdiction

All references to "Ontario" in Sections 6.09 and 6.10 are hereby changed to "Alberta".

4.	Section 2.04 and 5.03

Section 2.04 and Section 5.03 are removed entirely.

5.	Other Terms

All other terms of the Original Agreement remain unchanged.

6.	Legal Advice and Entire Agreement

This Amending Agreement, together with the Original Agreement, constitutes the entire agreement between the Parties and supersedes and replaces any prior agreements between the Parties, whether oral or in writing. The Contractor and Principal acknowledge that they have had the time and opportunity to obtain independent legal advice with respect to the execution of this Amending Agreement or have waived that opportunity, and that the Contractor and Principal have read, understand, and agree with all of the terms and conditions contained herein.

IN WITNESS WHEREOF the Parties have executed and delivered this Amending Agreement as of the day and year first written above.

XORTX Therapeutics Inc.	On behalf of Stephen Haworth and in his personal capacity as Principal per:

/s/ Allen Davidoff	/s/ Stephen Haworth
Allen Davidoff, President and CEO	Stephen Haworth